Exhibit 99.1

Perpetual Energy Inc. Releases First Quarter 2012 Financial and Operating Results

CALGARY, May 15, 2012 /CNW/ - (TSX: PMT) - Perpetual Energy Inc. ("Perpetual" or the "Corporation") releases its financial and operating results for the first quarter of 2012. A copy of Perpetual's unaudited interim consolidated financial statements and notes and related management's discussion and analysis ("MD&A") for the three months ended March 31, 2012 and 2011 can be obtained through the Corporation's website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

Significant progress has been made with respect to Perpetual's key priorities for 2012. As announced in November 2011, the Company's top priorities for 2012 include:

1.	Profitable capital investment in chosen key diversifying growth strategies to increase oil and natural gas liquids ("NGL" or "liquids") production;
2.	Debt reduction;
3.	Advance assessment of high impact opportunities with risk-managed investment; and
4.	Manage downside risks.

Details of the progress made in each of these areas is described in the summary below and throughout the first quarter 2012 MD&A.

First Quarter Summary

Operational Highlights

•	Oil and natural gas liquids production increased by over 114 percent from the first quarter of 2011 to 3,465 bbl/d.
•	The Corporation executed a $31.0 million winter capital program in the first quarter of 2012. Operational results on Perpetual's commodity diversification strategy continue to be positive. Perpetual focused investment on two key priorities: heavy oil exploration and development in the Mannville area of eastern Alberta and the Wilrich liquids-rich gas play in the greater Edson area.
•	In the Mannville conventional oil play, 14 gross (14.0 net) successful horizontal wells and two gross (2.0 net) vertical wells were drilled. A total of ten conventional heavy oil pools are now confirmed for future development.
•	In west central Alberta where Perpetual is pursuing liquids-rich natural gas, four gross (2.8 net) wells were drilled during the quarter. Drilling included a highly successful horizontal Wilrich well at West Edson to follow up the Wilrich discovery in the fourth quarter of 2011. Capital spending in the quarter included the construction of a compressor station at West Edson which started up in late March. In combination with the original discovery well, gross initial production rates through the new facility from the two wells were extremely strong, totaling 17 MMcf/d plus 600 bbl/d of NGL recovered through a third party deep cut facility. With the high flowing pressures and strong gas rates, it is expected the wells will maintain production at or above the maximum throughput capacity of the facility of 12 MMcf/d for the remainder of 2012. Perpetual has a 50 percent working interest in the West Edson area and is operator of these joint venture activities.
•	With recent further weakness in natural gas prices, Perpetual's capital spending for the remainder of 2012 will be primarily directed to heavy oil drilling at Mannville.

Non-Core Asset Dispositions

•	In November 2011 Perpetual announced that initiatives were underway for the sale of certain assets in the fourth quarter of 2011 and 2012 targeting proceeds of $75 to $150 million to be used to strengthen the Corporation's balance sheet and provide for the repayment of Perpetual's $75 million 6.5% convertible debentures on June 30, 2012. Net cash proceeds from dispositions during the quarter totaled $63.4 million, up from $8.5 million for the first quarter of 2011. The disposed assets were primarily non-core properties located in eastern and west central Alberta which were producing approximately 8.8 MMcf/d of gas production and 588 bbl/d of oil and NGL at the dates of disposition.

Financial Results

•	AECO Monthly Index prices decreased 33 percent to $2.52 per Mcf from $3.77 per Mcf for the first quarter of 2011. North American natural gas prices are under continued pressure due to a lack of weather-related demand in the winter months and strong supply from shale gas plays in the United States.
•	Perpetual's natural gas price before hedging activities decreased 39 percent to $2.50 per Mcfe from $4.12 per Mcfe in the first quarter of 2011, due to the drop in AECO prices and the inclusion of 10,000 GJ/d of fixed price physical natural gas sales at $7.75 per GJ for the 2011 quarter.
•	The Corporation's realized gas price was $3.13 per Mcf for the first quarter of 2012, a 26 percent decrease from the comparable quarter in 2011, due to lower AECO prices, partially offset by realized gains on natural gas and foreign exchange derivatives of $6.5 million.
•	Realized gains on derivatives, including oil contracts, totaled $5.5 million for the period, primarily from natural gas price risk management contracts. Perpetual's current hedging position has significantly reduced the Corporation's exposure to commodity price volatility and fluctuations in revenues in 2012.
•	Funds flow decreased 39 percent to $14.5 million ($0.10 per common share) from $23.9 million ($0.16 per common share) for the first three months of 2011. The decrease was primarily due to a 47 percent decline in natural gas revenues, or $22.7 million, offset by a $12.4 million, or 128 percent increase in oil and NGL revenue due to growth in oil and liquids production driven by Perpetual's commodity diversification strategy.
•	Funds flow netbacks decreased 38 percent to $1.17 per Mcfe from $1.89 per Mcfe in the comparable period for 2011, with the decrease primarily related to lower gas prices for the current quarter.
•	Total production and operating costs increased four percent to $21.9 million ($1.79 per Mcfe) from $21.1 million ($1.66 per Mcfe) for the first quarter in 2011, primarily due to costs related to increased oil production in the Eastern district. Included in the first quarter's operating costs are $1.6 million of expenses related to the operation of the Corporation's gas storage facility (2011 - $1.9 million). Unit operating costs, excluding gas storage expenses, were $1.66 per Mcfe, as compared to $1.51 per Mcfe for the first three months of 2011.
•	Bank debt drawn on Perpetual's credit facility decreased 30 percent or $39.5 million from December 31, 2011 due to the $63.4 million in property dispositions for the quarter, partially offset by capital expenditures in excess of funds flows for the period.

Subsequent Events

•	On April 5, 2012 Perpetual announced that definitive agreements were signed for the sale of non-core oil and gas assets in southern Alberta and the disposition of 90 percent of the Corporation's interest in its Warwick gas storage business ("WGSI") for total net proceeds of $84.3 million, prior to any customary closing adjustments. On April 25, 2012 Perpetual concluded closing these transactions enhancing financial flexibility and providing additional funds for repayment of $74.9 million of 6.50% unsecured convertible debentures due on June 30, 2012.
•	Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks. The borrowing base on the credit facility was reduced to $140 million in April 2012 as a result of asset sales in the first quarter of 2012 and a reduction in the lenders' natural gas price forecasts. The Company currently has net bank debt outstanding of approximately $15 million. The revolving nature of the facility expires on April 30, 2013 if not extended. Total net debt is currently estimated at $400 million, excluding $10.4 million of gas over bitumen royalty adjustments not yet received.

Outlook and Sensitivities

The Board of Directors of Perpetual has approved a 2012 capital spending budget of $65 million, of which $31.1 million was spent in the first quarter. Capital spending for the rest of the year will be focused on drilling activities in the Mannville area. The Company plans to drill up to 28 gross (24.0 net) additional heavy oil wells.

Modest spending is also planned for testing, reservoir simulation and field preparatory work to continue to advance Perpetual's planned bitumen extraction pilot project at Panny for the development of the significant bitumen resource established in the Bluesky formation.  In addition, completion and testing work is continuing to define a pilot project to evaluate technical and commercial development parameters for the Viking/Colorado shallow shale gas play in east central Alberta.

In November 2011, with the late start to the winter heating season, Perpetual acted quickly to manage the downside risk that could be associated with lower natural gas prices with an aggressive 2012 hedging program. The Corporation has an average of 99,250 GJ/d of natural gas sales hedged for the period of April through October at an average price of $3.13/GJ. As a result, Perpetual has very little exposure to further weakness in natural gas prices that could result from excessive natural gas storage levels in North America and relative supply-demand imbalance.

The following sensitivity table reflects Perpetual's projected funds flow at certain commodity price levels. These sensitivities incorporate average daily production of 3,600 bbl/d of oil and NGL, 103 MMcf/d of natural gas, the repayment of the 6.50% convertible debentures on June 30, 2012 in cash, full year operating costs of $93 million, cash general and administrative expenses of $26 million and an interest rate on bank debt of 5.4 percent. The following table outlines estimated annual funds flow for 2012 at various assumed average commodity prices. Perpetual's funds flow increases slightly as oil prices decrease due to the Corporation's hedging position and decreasing royalty expenses.

Funds Flow (2) ($millions)	AECO Gas Price (1) ($/GJ)
Edmonton par price ($/bbl)		$1.50	$2.00	$2.50	$3.00
	$90.00	35	37	40	42
	$100.00	35	37	40	42
	$110.00	35	37	39	42
	$120.00	34	37	39	41

(1)	The current settled and forward average AECO price for 2012 as of May 11, 2012 was $2.14 per GJ.
(2)	These are non-GAAP measures; see "Other non-GAAP measures" in management's discussion and analysis.

Additional Information

Perpetual's Annual General Meeting of Shareholders will be held on May 23, 2012 at the Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta beginning at 9:00 a.m. (MT).

Forward Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the headings "Subsequent Events" and "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding expected production and funds flow; anticipated operations, drilling, development and the timing thereof; allocation of capital spending; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; marketing and transportation; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in the Corporation's MD&A and Annual Information Form for the year ended December 31, 2011 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com and at Perpetual's website www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with International Financial Reporting Standards ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Significant Accounting Policies and Non-GAAP Measures" section of the Corporation's MD&A.

Financial Outlooks

Included in this presentation are estimates of Perpetual's future funds flow and debt levels, which are based on the various assumptions as to production levels, capital expenditures, commodity prices and other assumptions contained in this press release.  To the extent such estimates constitute a financial outlook, they were approved by management of Perpetual on May 14, 2012 and are included to provide readers with an understanding of Perpetual's anticipated financial position and readers are cautioned that the information may not be appropriate for other purposes.

Mcf equivalent (Mcfe)

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 ("NI 51-101"), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT" and "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Share amounts)	2012	2011	% Change
Financial
Revenue (1)	56,728	61,900	(8)
Funds flow (2)	14,501	23,923	(39)
Per Share (3)	0.10	0.16	(38)
Cash flow provided by operating activities	13,052	15,146	(14)
Per Share (3)	0.09	0.10	(10)
Net earnings (loss)	(13,040)	(27,260)	(52)
Per Share (3)	(0.09)	(0.18)	(50)
Dividends	-	13,347	(100)
Per Share (4)	-	0.09	(100)
Payout ratio (%) (2)	-	55.8	(100)
Total assets	940,149	1,018,089	(8)
Net bank debt outstanding (2)	98,707	98,763	-
Senior notes, at principal amount	150,000	150,000	-
Convertible debentures, at principal amount	234,897	234,897	-
Total net debt (2)	483,604	483,660	-
Shareholders' equity	65,563	163,656	(60)
Capital expenditures
Exploration, development and gas storage	31,062	56,542	(45)
Acquisitions, net of dispositions	(62,692)	(8,435)	(643)
Other	139	99	40
Net capital expenditures	(31,491)	48,206	(165)
Common Shares outstanding (thousands)
End of period	146,996	148,309	(1)
Weighted average	146,977	148,293	(1)
May 11, 2012	147,040
Operating
Daily average production
Natural gas (MMcf/d) (6)	113.7	131.1	(13)
Oil and NGL (bbl/d) (6)	3,465	1,620	114
Total (MMcfe/d) (6)	134.6	140.7	(5)
Gas over bitumen deemed production (MMcf/d) (5)	27.7	22.7	22
Average daily (actual and deemed - MMcfe/d) (5)	162.3	163.4	(1)
Per Common Share (cubic feet equivalent/d/Share) (3)	1.10	1.10	-
Average prices
Natural gas, before derivatives ($/Mcf)	2.50	4.12	(39)
Natural gas, including derivatives ($/Mcf)	3.13	4.21	(26)
Oil and NGL, before derivatives ($/bbl)	69.70	66.23	5
Oil and NGL, including derivatives ($/bbl)	66.60	66.23	1
Land (thousands of net acres)
Undeveloped land holdings	1,812	1,876	(3)
Drilling (wells drilled gross/net)
Gas	4/3.5	4/3.5	-/-
Gas storage	-/-	1/1	(100)/(100)
Oil	16/15.3	9/8.0	77/91
Oil sands evaluation	-/-	7/7.0	(100)/(100)
Total	20/18.8	21/19.5	(5)/(4)
Success rate (%)	100/100	100/100	-/-

(1)	Revenue includes realized gains (losses) on derivatives and call option premiums received.
(2)	These are non-GAAP measures. Please refer to "Non-GAAP Measures" included in management's discussion and analysis.
(3)	Based on weighted average Common Shares outstanding for the period.
(4)	Based on Common Shares outstanding at each dividend date.
(5)	The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board ("AEUB"), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.
(6)	Production amounts are based on the Corporation's interest before royalties.

%CIK: 0001177293

For further information:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5
Telephone:  403 269-4400  Fax:  403 269-4444 Email:  info@perpetualenergyinc.com

Sue Riddell Rose           President and Chief Executive Officer
Cam Sebastian            Vice President, Finance and Chief Financial Officer
Claire Rosehill              Business and Investor Relations Analyst

CO: Perpetual Energy Inc.

CNW 18:32e 15-MAY-12